News for Immediate Release

Electrovaya Announces Appointment of Kartick Kumar to its Board of Directors

A seasoned climate change and sustainability investor with extensive emerging market finance experience

Toronto, Ontario - February 7, 2022 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity enabling industry-leading performance, is pleased to announce the appointment of Kartick Kumar to its Board of Directors, effective immediately.

Mr. Kumar is a highly skilled executive and dealmaker with more than two decades of investment and operations experience in frontier markets across Europe, Asia, Latin America, Africa and the Middle East. He has held a range of senior roles within the World Bank Group, the International Finance Corporation (IFC), the private sector (private equity/venture capital), and the multilateral engagement sphere (United Nations, G20).

Mr. Kumar brings particular expertise on decarbonization and energy transition issues. Over his career, he has led investments and mobilized more than $2.5 billion of capital for growth-oriented companies active in wind, solar, hydropower and other renewable energies. He has also worked with governments and international financial institutions to set carbon pricing and green banking standards, expanding the range of financial instruments in these areas and channeling global capital flows to renewable energy opportunities in key emerging markets.

Mr. Kumar holds degrees in international relations, economics and law from the University of Toronto, Columbia University and Cambridge University.

"We are thrilled to welcome Kartick to the Electrovaya Board," said Alexander McLean, Chairman of Electrovaya's Board of Directors. "Kartick is a highly-valued strategist and long-term impact investor with an impressive track record of supporting high-growth companies across the energy transition space. We believe that his expertise in corporate finance, strategic planning and business development will bring tremendous benefits to Electrovaya."

"Climate change is an urgent threat to humanity. As we shift towards a low-carbon, climate-resilient economy, lithium ion batteries have become a crucial element of climate mitigation and energy transformation," Mr. Kumar commented. "Electrovaya is at the forefront of this technology. I am excited to work alongside Alex, Sankar and other members of the Board to further propel Electrovaya's growth."

For more information, please contact:

Investor & Media Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

Website: www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.